SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Office: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 28,277,855.31

Registered in the Lisbon Commercial Registry
and Corporate Number 503 215 058

PT announces launch of nationwide TV offer

Lisbon, Portugal, 2 April 2008 — Portugal Telecom announced today the launch of its nationwide TV offer through satellite (DTH — direct to home), which will complement the existing IPTV offer. PT’s television strategy is based on a multiplatform concept that aims to provide the same content, independent of the customer interface. Meo will be PT’s TV brand across the various platforms, namely at home (through the IPTV and satellite), in the mobile handset (through Meo Mobile) or in a computer (through the horizontal Sapo content platform).

The Meo service is already offered through the IPTV platform over ADSL 2+, with over 100 channels. This service includes advanced characteristics like digital recording, pause-TV, video-on-demand, HD (high definition) channels and flexibility in the choice of the channels subscribed. The DTH service launched today will allow for nationwide coverage through the Hispasat satellite, offering in excess of 70 channels. PT will be using a full high-definition solution based on MPEG4 and Nagra’s latest generation conditional access technology, which will allow for a number of advanced TV features, such as interactive EPG, multi-room and advanced PVR functionalities.

Meo is also available through Meo Mobile, which offers in excess of 30 channels at anytime and anywhere to PT’s mobile customers. During April, PT aims to launch a mobile handset specifically designed for the Meo Mobile service.

The launch of a nationwide TV offer strengthens PT’s value proposition to its residential customers. This should allow for PT to enhance average revenue per user, through the up-selling of additional services, whilst contributing to increased retention through an attractive service offer at competitive triple-play prices.

PT secured satellite capacity through an eight-year contract with Hispasat that amounts to Euro 43 million booked in the fourth quarter 2007 and already reflected in net debt. Further investments in the satellite business will be mainly customer-related, namely with the cost of set-top boxes that will be rented to DTH customers.

1

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Nuno Vieira, Investor Relations
nuno.t.vieira@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.